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                               May 5, 2022

       James Foster
       Chief Executive Officer
       Virax Biolabs Group Limited
       30 Broadwick Street
       London, UK W1F 8LX

                                                        Re: Virax Biolabs Group
Limited
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed April 25,
2022
                                                            No. 333-263694

       Dear Mr. Foster:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 7, 2022 letter.

       Amendment No. 1 to Form F-1 filed April 25, 2022

       Cover page

   1. We note your response to prior comment 5 and your disclosure that you conduct a
                                                        "substantial majority"
of your operations through operating entities established in
                                                        Singapore and the
British Virgin Islands. Please revise this disclosure to clarify that you are referring to sales
and trading activities. In this regard, we note your disclosure on page
                                                        2 that your Chinese
subsidiary Shangai Xitu Consulting Co., Limited is primarily engaged in procurement, that
you predominantly rely on key third-party suppliers in China and
                                                        Hong Kong for product
manufacturing and utilize a third-party logistics company in Hong
                                                        Kong for distribution
of your products.
 James Foster
Virax Biolabs Group Limited
May 5, 2022
Page 2


Conventions that apply to this prospectus, page ii

2. Please revise the definition of "PRC" or "China" to include Hong Kong and Macau.
Government Regulations and Approvals for this Offering, page 7

3. We note your response to prior comment 8. Please revise this disclosure to explicitly address the consequences to you and your investors if you or your subsidiaries inadvertently conclude that such permissions or approvals are not required.
Exhibits

4. We note your response to prior comment 18. Please revise Exhibit 5.1 to address the legality of the ordinary shares underlying the Underwriter's Warrants. In this regard, we note the opinion provided in Exhibit 5.2 opines that the ordinary shares underlying the
       Underwriter's Warrants have been "duly authorized" and "will be legally binding obligations of the Company...." Refer to Item 601(b)(5) of Regulation
S-K and Staff Legal
       Bulletin No. 19, Section II.B.1.
       You may contact Gary Newberry at 202-551-3761 or Kevin Kuhar at 202-551-3662 if
you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at 202-551-6902 or Christine Westbrook at 202-551-5019 with any other questions.



                                                            Sincerely,
FirstName LastNameJames Foster
                                                            Division of
Corporation Finance
Comapany NameVirax Biolabs Group Limited
                                                            Office of Life
Sciences
May 5, 2022 Page 2
cc:       Lawrence Venick, Esq.
FirstName LastName